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SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings

                                                                                  Twelve Months Ended
                                                                                   November 30, 1995
                                                                                 (Dollars In Thousands)
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Computation of Ratio of Earnings to Fixed Charges:

        Fixed charges, as defined:
                Interest on long-term debt                                                $ 41,992
                Amortization of debt premium, discount and expense                             541
                Other interest                                                               3,125
                Estimated interest factor of rental charges                                  1,292
                    Total fixed charges                                                   $ 46,950

        Earnings as defined:
                Net earnings per statement of earnings                                    $121,477
                Fixed charges as shown                                                      46,950
                Income taxes:
                   Federal-current                                                          56,923
                   Federal-deferred                                                         10,372
                   State                                                                     1,963
                Investment tax credits                                                        (250)
                Earnings available for fixed charges                                      $237,435
        Ratio of earnings to fixed charges                                                    5.06

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Combined:

        Total fixed charges, as shown above                                               $ 46,950
        Preferred dividend requirements*                                                     7,602
                    Total fixed charges and preferred dividend requirements combined      $ 54,552

        Earnings available for fixed charges and preferred dividend
          requirements combined                                                           $237,435

        Ratio of earnings to fixed charges and preferred dividend
          requirements combined                                                               4.35

        *Preferred dividend requirements:
            Annual preferred dividend requirement                                         $  4,878
            Less amount deductible for income tax purposes                                      82
               Net requirement [A]                                                        $  4,796
            1 / (100% - effective rate) [B]                                                  1.568
            Effective tax rate                                                                36.2%
            [A] x [B]                                                                     $  7,520
            Add amount deductible for income tax purposes                                       82
            Preferred dividend requirements                                               $  7,602
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